SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2  )*

Superconductor Technologies Inc.

(Name of Issuer)

Common Stock  ($0.001 par value)

(Title of Class of Securities)

867931107

(CUSIP Number)

November 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867931107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alloy Ventures 2002, LLC (“Alloy 2002”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,748,684 shares, all of which are issuable pursuant to warrants that are exercisable within 60 days, 1,702,711 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”) and 45,973 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power 0

7.

Sole Dispositive Power
1,748,684 shares, all of which are issuable pursuant to warrants that are exercisable within 60 days, 1,702,711 shares are directly owned by Alloy Ventures and 45,973 shares are directly owned by Alloy Partners. Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,748,684 shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (11) 2.62%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alloy Ventures 2002, L.P. (“Alloy Ventures”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,702,711 shares, all of which are issuable pursuant to warrants which are exercisable within 60 days. Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures, may be deemed to have sole power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power 0

7.

Sole Dispositive Power
1,702,711 shares, all of which are issuable pursuant to warrants which are exercisable within 60 days.  Alloy 2002, the general partner of Alloy Ventures, may be deemed to have sole power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2002, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,711 shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (11) 2.55%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Craig Taylor (“Taylor”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 139,222

6.

Shared Voting Power
1,912,416 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 6,785 shares are directly owned by Asset Management Associates 1984 (“AMA ‘84”), 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 1,702,711 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”), 45,973 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”), and 108,947 shares are directly owned by the Taylor Family Partnership. AMC Partners 84, a California Limited Partnership and the general partner of AMA ‘84, may be deemed to have sole power to vote 6,785 of these shares.  Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 1,748,684 of these shares.  The Taylor Family Partnership may be deemed to have sole power to vote 108,947 of these shares.  Taylor, a general partner of AMC Partners 84, a managing member of Alloy Ventures 1998, LLC, a managing member of Alloy 2002 and the general partner of the Taylor Family Partnership, may be deemed to have shared power to vote all of these shares. Taylor hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

	7.	Sole Dispositive Power 139,222

8.

Shared Dispositive Power
1,912,416 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 6,785 shares are directly owned by AMA ‘84, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 1,702,711 shares are directly owned by Alloy Ventures, 45,973 shares are directly owned by Alloy Partners, and 108,947 shares are directly owned by the Taylor Family Partnership. AMC Partners 84, a California Limited Partnership and the general partner of AMA ‘84, may be deemed to have sole power to dispose of 6,785 of these shares.  Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to dispose of 48,000 of these shares.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of 1,748,684 of these shares.  The Taylor Family Partnership may be deemed to have sole power to dispose of 108,947 of these shares.  Taylor, a general partner of AMC Partners 84, a managing member of Alloy Ventures 1998, LLC, a managing member of Alloy 2002 and the general partner of the Taylor Family Partnership, may be deemed to have shared power to dispose of all of these shares. Taylor hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,051,638 shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (11) 3.07%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas E. Kelly (“Kelly”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 133,957

6.

Shared Voting Power
1,796,684 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 1,702,711 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”), and 45,973 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 1,748,684 of these shares. Kelly, a managing member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares. Kelly hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

	7.	Sole Dispositive Power 133,957

8.

Shared Dispositive Power
1,796,684 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 1,702,711 shares are directly owned by Alloy Ventures, and 45,973 shares are directly owned by Alloy Partners. Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to dispose of 48,000 of these shares.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of 1,748,684 of these shares. Kelly, a managing member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to dispose of all of these shares.  Kelly hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,930,641 shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (11) 2.89%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. Shoch (“Shoch”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 148,640, of which 50,100 shares are issuable pursuant to options that are exercisable within 60 days.

6.

Shared Voting Power
1,912,416 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 6,785 shares are directly owned by Asset Management Associates 1984 (“AMA ‘84”), 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 1,702,711 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”), 45,973 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”), and 108,947 shares are directly owned by the Shoch Family, L.P.  AMC Partners 84, a California Limited Partnership and the general partner of AMA ‘84, may be deemed to have sole power to vote 6,785 of these shares.  Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 1,748,684 of these shares.  The Shoch Family, L.P. may be deemed to have sole power to vote 108,947 of these shares.  Shoch, a general partner of AMC Partners 84, a managing member of Alloy Ventures 1998, LLC, a managing member of Alloy 2002 and the general partner of the Shoch Family, L.P., may be deemed to have shared power to vote all of these shares. Shoch hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

	7.	Sole Dispositive Power 148,640, of which 50,100 shares are issuable pursuant to options that are exercisable within 60 days.

8.

Shared Dispositive Power
1,912,416 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 6,785 shares are directly owned by AMA ‘84, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 1,702,711 shares are directly owned by Alloy Ventures, 45,973 shares are directly owned by Alloy Partners, and 108,947 shares are directly owned by the Shoch Family, L.P.  AMC Partners 84, a California Limited Partnership and the general partner of AMA ‘84, may be deemed to have sole power to dispose of 6,785 of these shares.  Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to dispose of 48,000 of these shares.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of 1,748,684 of these shares.  The Shoch Family, L.P. may be deemed to have sole power to dispose of 108,947 of these shares.  Shoch, a general partner of AMC Partners 84, a managing member of Alloy Ventures 1998, LLC, a managing member of Alloy 2002 and the general partner of the Shoch Family, L.P., may be deemed to have shared power to dispose of all of these shares. Shoch hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,061,056 shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (11) 3.09%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tony Di Bona (“Di Bona”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 43,112

6.

Shared Voting Power
1,796,684 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 5,584,073 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”), and 150,769 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”). Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to vote 48,000 of these shares.  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote 1,748,684 of these shares. Di Bona, a managing member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares. Di Bona hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

	7.	Sole Dispositive Power 43,112

8.

Shared Dispositive Power
1,796,684 shares, of which 1,796,684 shares are issuable pursuant to warrants that are exercisable within 60 days, 36,072 shares are directly owned by AMA98 Ventures, L.P., 4,328 shares are directly owned by AMA98 Corporate, L.P., 5,417 shares are directly owned by AMA98 Investors, L.P., 2,183 shares are directly owned by AMA98 Partners, L.P., 5,584,073 shares are directly owned by Alloy Ventures, and 150,769 shares are directly owned by Alloy Partners. Alloy Ventures 1998, LLC, the general partner of AMA98 Ventures, L.P., AMA98 Corporate, L.P., AMA98 Investors, L.P. and AMA98 Partners, L.P., may be deemed to have sole power to dispose of 48,000 of these shares.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of 1,748,684 of these shares. Di Bona, a managing member of Alloy Ventures 1998, LLC and a managing member of Alloy 2002, may be deemed to have shared power to dispose of all of these shares. Di Bona hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,839,796 shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (11) 2.76%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Leighton Read (“Read”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,457

6.

Shared Voting Power
1,748,684 shares, of which 1,748,684 shares are issuable pursuant to warrants which are exercisable within 60 days, 1,702,711 shares are directly owned by Alloy Ventures 2002, L.P. (“Alloy Ventures”), 45,973 shares are directly owned by Alloy Partners 2002, L.P. (“Alloy Partners”).  Alloy Ventures 2002, LLC (“Alloy 2002”), the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to vote all of these shares. Read, a managing member of Alloy 2002, may be deemed to have shared power to vote all of these shares. Read hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

	7.	Sole Dispositive Power 126,457

8.

Shared Dispositive Power
1,748,684 shares, of which 1,748,684 shares are issuable pursuant to warrants which are exercisable within 60 days, 1,702,711 shares are directly owned by Alloy Ventures, 45,973 shares are directly owned by Alloy Partners.  Alloy 2002, the general partner of Alloy Ventures and Alloy Partners, may be deemed to have sole power to dispose of all of these shares. Read, a managing member of Alloy 2002, may be deemed to have shared power to dispose of all of these shares.  Read hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,141 shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (11) 2.81%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Superconductor Technologies Inc.
	(b)	Address of Issuer’s Principal Executive Offices 460 Ward Drive, Santa Barbara, California 93111
Item 2.
(a)

Name of Person Filing
This Statement is filed by Alloy Ventures 2002, LLC (“Alloy 2002”), Alloy Ventures 2002, L.P. (“Alloy Ventures”), Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The principal business address for the Reporting Persons is c/o Alloy Ventures, Inc., 480 Cowper Street, Second Floor, Palo Alto, California 94301.

(c)

Citizenship
Craig Taylor, Douglas E. Kelly, John F. Shoch and J. Leighton Read are citizens of the United States.  Tony Di Bona is a citizen of Australia. Alloy 2002 is a California limited liability company.  Alloy Ventures is a California limited partnership.

	(d)	Title of Class of Securities Common stock, $0.001 par value (“Common Stock”)
	(e)	CUSIP Number 867931107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Reference is made to row (9) on the cover page for each Reporting Person.
	(b)	Reference is made to row (11) on the cover page for each Reporting Person.
	(c)(i)	Reference is made to row (5) on the cover page for each Reporting Person.
	(c)(ii)	Reference is made to row (6) on the cover page for each Reporting Person.
	(c)(iii)	Reference is made to row (7) on the cover page for each Reporting Person.
	(c)(iv)	Reference is made to row (8) on the cover page for each Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10(a).	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2003.

ALLOY VENTURES 2002, LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY VENTURES 2002, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2002, LLC, the general partner of Alloy Ventures 2002, L.P.

CRAIG TAYLOR

By:	/s/ Tony Di Bona
Tony Di Bona, Attorney-In-Fact

DOUGLAS E. KELLY

By:	/s/ Tony Di Bona
Tony Di Bona, Attorney-In-Fact

JOHN F. SHOCH

By:	/s/ Tony Di Bona
Tony Di Bona, Attorney-In-Fact

/s/ Tony Di Bona
TONY DI BONA

J. LEIGHTON READ

By:	/s/ Tony Di Bona
Tony Di Bona, Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)